Contact

www.linkedin.com/in/daniel-ameer-flutterpads (LinkedIn)

Top Skills

Financial Analysis
Credit Analysis
Portfolio Management

Daniel Ameer

Founder & CEO @ FlutterPads I An Asset-Backed PropTech Company Revolutionizing the Extended-Stay rental Industry with an AI-driven Marketplace

Los Angeles, California, United States

Summary

FluterPads Inc. is quietly revolutionizing the Extended-Stay lodging industry by merging a scalable AI-driven digital marketplace with the strength of company-owned prime metropolitan residential real estate. Our membership-based model offers quality-controlled, fully furnished, flexible-term extended-stay rentals in prime metropolitan locations with AI-integrated property screening, identity verification, dynamic pricing, and a partnership-based ecosystem of home goods and service providers.

FlutterPads branded high quality extended-stay properties become landmarks of pride and economic health in neighborhoods and benefit the local economies by bringing in non-local extended-stay visitors who buy goods and services from local vendors throughout their residency.

Experience

FlutterPads, Inc
Chief Executive Officer
September 2023 - Present (1 year 8 months)
Los Angeles Metropolitan Area

An Extended-Stay rental marketplace backed by company owned assets.

Adaptive Capital Corporation
Chief Investment Officer
August 2015 - Present (9 years 9 months)

Multifamily Construction & Development, Full service Brokerage, Financing & Syndications, and Property Management Industry vertical.

U.S. Bank
Financial Advisor
March 2013 - August 2015 (2 years 6 months)

Investment Management and Private Banking.

Merrill Lynch
Financial Advisor
March 2010 - March 2013 (3 years 1 month)
Los Angeles

Investment Management and Private Banking.

Wells Fargo Advisors
Private Banking Associate
September 2008 - 2010 (2 years)
Greater Los Angeles Area

Investment Management and Private Banking.

Capital One
Account Executive
October 2004 - June 2007 (2 years 9 months)
Los Angeles, California

Correspondent Residential and Commercial Mortgage Banking.

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Education

University of California, Santa Barbara
Bachelor's degree, Legal Studies, General · (2002)